SUB-ITEM 77C


	A special meeting of shareholders was held on April 11, 2003 to elect eight directors to the Board of Directors of the Fund.
The results of the votes tabulated at the special meeting are reported below.


Name of Director	For			Withheld

Richard H. Francis	11,068,471.89 shares	1,239,818.72 shares

Jack W. Fritz		11,088,637.99 shares	1,219,652.63 shares

Joseph D. Gallagher	11,059,092.98 shares	1,249,197.63 shares

Jeffrey E. Garten	11,083,013.69 shares	1,225,276.92 shares

Peter F. Krogh		11,091,579.07 shares	1,216,711.55 shares

James S. Pasman, Jr.	11,079,025.27 shares	1,229,265.34 shares

Steven N. Pappaport	11,100,486.01 shares	1,207,804.60 shares

William W. Priest	11,076,258.23 shares	1,232,032.38 shares